SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 11, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. - Telesp Announces IP Network and Speedy Link Acquisition” dated December 11, 2002.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Announces IP Network and Speedy Link Acquisition

December 11, 2002 (1 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL:    www.telefonica.net.br

(São Paulo - Brazil), (December 11, 2002)—The management of Telecomunicações de São Paulo S/A - TELESP (NYSE: TSP; BOVESPA: TLPP), in accordance with CVM Instruction # 358 from January 03, 2002, announces that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the acquisition from Telefónica Empresas, of the businesses composed by assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the broad band access to internet named Speedy.

Furthermore, the Company wants to clarify that: (a) The present acquisition is interesting to the Company since it optimizes its operations, increases synergies in the network development, increases the speed of response to the market and the establishment of business strategies; (b) The value of the purchase of the assets and services was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltds.; (c) Telesp requested the necessary authorization from Anatel - Agência Nacional de Telecomunicações (Brazilian Telecommunications Agency) to provide the SCM - Serviço de Comunicação Multimídia (Multimedia Communication Service), in order to allow the direct rendering of the services related to the assets/businesses to be acquired.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Dated: December 11, 2002	By:	/S/ CHARLES E. ALLEN

Name: Charles E. Allen Title: Investor Relations Director